ECLIPSE FUNDS INC.
51 Madison Avenue
New York, NY  10010

August 19, 2009

VIA EDGAR
Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Eclipse Funds Inc. (the “Registrant”) Form N-14
File No. 333-160659

Dear Ms. Hatch:

This letter responds to comments you provided telephonically regarding the Form N-14 relating to the merger of MainStay Capital Appreciation Fund (“Capital Appreciation Fund”) with and into MainStay Growth Equity Fund (“Growth Equity Fund”) (the “Reorganization”) which was filed with the Commission on July 17, 2009.  Your comments and the Registrant’s responses thereto are provided below.

Comment 1: You informed us that if we incorporate the Growth Equity Fund’s most recent prospectus by reference, we would be required to mail that prospectus to shareholders along with the proxy statement.

Response:   As discussed during our telephone call, we no longer incorporate Growth Equity Fund’s prospectus by reference.

Comment 2: You asked that we explain why, on a pro forma basis assuming the Reorganization had occurred, the total annual fund operating expenses for the combined Growth Equity Fund are expected to be higher than all share classes of the Capital Appreciation Fund, except for Class A and Class I and why the Reorganization is beneficial for shareholders.

Response:   We have added a statement explaining that the total annual fund operating expenses of the combined Growth Equity Fund are expected to be higher for certain share classes due to (1) the Growth Equity Fund’s higher management fee at greater asset levels as compared to the Capital Appreciation Fund and (2) an increase in transfer agency fees as a result of the Capital Appreciation Fund having a large number of shareholders with small account balances compared to the Growth Equity Fund.  We separately note that the Growth Equity Fund is a new fund and its Investor Class and Class B and C shares have minimal assets due to the limited availability of those classes historically and have a very small number of shareholders compared to the Capital Appreciation Fund.  As a result, the Investor Class and Class B and C shares of the Growth Equity Fund are particularly susceptible to the relatively higher “other expenses” applicable to the same shares classes of the Capital Appreciation Fund. With respect to the reasons why the Reorganization is beneficial for shareholders, we believe that the reasons are clearly set forth in the Proxy Statement/Prospectus, including the potential to achieve additional economies of scale and the improved potential for greater investment returns based on the portfolio management expertise of Madison Square Investors, among others.  Please see page 3.

Comment 3: You asked that we examine the numbers contained in each of the Example tables and revise if necessary.

Response:   We have reviewed and revised these tables where necessary as per your request.   Please see pages 15-16.

Comment 4:   You asked that we explain why we believe that the shareholders may benefit over time from the enhanced potential for greater economies of scale associated with increased assets, including the potential for decreased total annual fund operating expenses, if the Reorganization were to occur.

Response:  New York Life Investments believes the Reorganization may result in greater economies of scale as assets of the combined Growth Equity Fund grows over time.  A growing asset base should position the Growth Equity Fund closer to realizing lower expense ratios as certain fixed costs are spread out over a larger asset base and/or as the Growth Equity Fund reaches asset-based breakpoints in certain fees.  New York Life Investments believes the Reorganization has the potential to increase the asset size of the combined Growth Equity Fund in a number of ways.  First, the Reorganization itself will cause the Fund’s assets to grow as a result of two funds merging together.  Second, by eliminating the potential duplication among the two Funds, new asset flows should be more concentrated in a single Fund rather than being divided among several similar investment options.  New York Life Investments also believes that the investment management team of the Growth Equity Fund’s subadviser, Madison Square Investors, provides shareholders a better opportunity to grow assets by offering greater potential for improved investment returns over time and by encouraging stronger sales of Fund shares based on those returns.

Comment 5:  You asked if we expected the cost associated with the portfolio adjustments of Capital Appreciation Fund to be material.

Response:  In light of recent modifications to Capital Appreciation Fund, it is not anticipated that there will be any significant portfolio adjustments needed as part of the Reorganization.  Please see page 26.

Comment 6:  You asked us to revise the section entitled “Payment of Solicitation Expenses” in order to more clearly provide the required information.

Response:  We have revised the disclosure in response to the comment.  Please see page 79.

Comment 7:  You asked that we revise the Capitalization chart to take into account the cost of the Reorganization.

Response:  We have revised the Capitalization chart as per your request.  Please see page 83.

Comment 8:  You asked that we revise the Pro Forma Combined Schedule of Investments, Pro Forma Statement of Assets & Liabilities and Pro Forma Statement of Operations to reflect that Growth Equity Fund is the surviving fund in the reorganization.

Response:  We have revised the disclosure as per your request.

Comment 9:  You asked us to flag any securities that do not meet the investment criteria of Growth Equity Fund in the Pro Forma Combined Schedule of Investments.

Response:  All securities listed in the table as being held by the Capital Appreciation Fund meet the investment criteria of Growth Equity Fund.  We have added a footnote to the Pro Forma Combined Schedule of Investments to reflect this.

If you have any questions or comments in connection with the foregoing, please contact me at 973-394-4505.

Very truly yours,

/s/ Thomas C. Humbert, Jr.
Thomas C. Humbert, Jr.
Assistant Secretary

cc:	Sander Bieber, Dechert, LLP
Erin Wagner, Dechert, LLP
Marguerite E. H. Morrison, New York Life Investment Management LLC